# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAMP4 THERAPEUTICS CORPORATION, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 09/09/2025
Amends the filing with accession number 0001104659-24-110570
Filed by CIK 0001753037
Persons authorized to receive notices and communications: 5AM Venture Management, LLC, Attn: Lauren Daniel, CCO, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8565

## Reporting persons
- 5AM Ventures VI, L.P. (CIK 0001753037): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,625,145; sole dispositive power 0; shared dispositive power 2,625,145; aggregate amount beneficially owned 2,625,145 (5.6% of the class)
- 5AM Partners VI, LLC (CIK 0001829051): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,625,145; sole dispositive power 0; shared dispositive power 2,625,145; aggregate amount beneficially owned 2,625,145 (5.6% of the class)
- 5AM Ventures VII, L.P. (CIK 0001844435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,941,176; sole dispositive power 0; shared dispositive power 2,941,176; aggregate amount beneficially owned 2,941,176 (6.3% of the class)
- 5AM Partners VII, LLC (CIK 0001873545): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,941,176; sole dispositive power 0; shared dispositive power 2,941,176; aggregate amount beneficially owned 2,941,176 (6.3% of the class)
- 5AM Opportunities II, L.P. (CIK 0001844401): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 302,770; sole dispositive power 0; shared dispositive power 302,770; aggregate amount beneficially owned 302,770 (0.6% of the class)
- 5AM Opportunities II (GP), LLC (CIK 0001873515): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 302,770; sole dispositive power 0; shared dispositive power 302,770; aggregate amount beneficially owned 302,770 (0.6% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,869,091; sole dispositive power 0; shared dispositive power 5,869,091; aggregate amount beneficially owned 5,869,091 (12.5% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,869,091; sole dispositive power 0; shared dispositive power 5,869,091; aggregate amount beneficially owned 5,869,091 (12.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CAMP4 THERAPEUTICS CORPORATION
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 22, 2024 (the "Statement") by certain of the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by 5AM Ventures VI, L.P. ("Ventures VI"), 5AM Partners VI, LLC ("Partners VI"), 5AM Ventures VII, L.P. ("Ventures VII"), 5AM Partners VII, LLC ("Partners VII"), 5AM Opportunities II, L.P. ("Opportunities II"), 5AM Opportunities II (GP), LLC ("Opportunities II GP"), Andrew J. Schwab ("Schwab") and Dr. Kush Parmar ("Parmar" and, with Ventures VI, Partners VI, Ventures VII, Partners VII, Opportunities II, Opportunities II GP and Schwab, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing member of each of Partners VI, which is the general partner of Ventures VI, Partners VII, which is the general partner of Ventures VII, and Opportunities II GP, which is the general partner of Opportunities II.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Ventures VI, Partners VI, Ventures VII, Partners VII, Opportunities II and Opportunities II GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On September 9, 2025, the Issuer entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional accredited investors (the "PIPE Investors"), including Ventures VII, pursuant to which the Issuer agreed to issue and sell to the PIPE Investors in an initial closing (the "Initial Closing") of a private placement (the "September 2025 Private Placement") an aggregate of 26,681,053 shares of the Issuer's common stock (the "Shares") and pre-funded warrants (the "Pre-Funded Warrants" and, together with the Shares, the "Securities") to purchase an aggregate of 6,003,758 shares of the Issuer's common stock. The purchase price per share of common stock was $1.53 per share. The purchase price per Pre-Funded Warrant was $1.5299 per Pre-Funded Warrant. In the initial closing of the September 2025 Private Placement, which occurred on September 11, 2025, Ventures VII purchased 2,941,176 Shares for a total purchase price of $4.5 million, which was funded by capital contributions from the general and limited partners of Ventures VII.

Pursuant to the Purchase Agreement, subject to the occurrence of the Second Closing Trigger (as defined below), the PIPE Investors have agreed to purchase at a closing (the "Second Closing") up to 32,721,172 Shares or Pre-Funded Warrants in lieu thereof at a purchase price per Share and Pre-Funded Warrant equal to the price, respectively, of Shares and Pre-Funded Warrants, as applicable, in the Initial Closing. The Second Closing Trigger shall occur upon (i) the achievement of the first acceptance or clearance by a drug regulatory agency of a clinical trial application or similar filing submitted by the Issuer to commence a clinical trial in human subjects involving the administration of the Issuer's development candidate for the treatment of SYNGAP1-related disorders, or the time at which the Issuer is otherwise authorized under applicable law in such country or jurisdiction to commence such clinical trial (the "CTA Milestone"), and (ii) either (a) the achievement of a volume weighted average price per share of equal to or greater than $7.50 (subject to appropriate, proportional adjustment for any stock splits or combinations of the common stock occurring after the date of the Purchase Agreement) measured during any 10 consecutive trading days during the 30 trading days following the date of the Issuer's first announcement via a press release or Current Report on Form 8-K of the occurrence of the CTA Milestone (such period the "Measurement Period" and such price threshold requirement, the "Price Threshold") or (b) the Issuer's receipt of a written notice signed by the PIPE Investors holding a majority of the securities outstanding from time to time and delivered to the Issuer during the Measurement Period that waives the Price Threshold for purposes of the Second Closing (the achievement or occurrence of (i) and (ii) are collectively, the "Second Closing Trigger"). In the event the Second Closing Trigger occurs as a result of a Price Threshold Waiver, only the waiving PIPE Investors will be obligated to purchase Shares or Pre-Funded Warrants at the Second Closing. Ventures VII has agreed, subject to the conditions described above, to purchase 3,179,558 Shares in the Second Closing.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

The information in Item 3 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of: (i) 20,161,073 shares of common stock outstanding as of August 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2025 and (ii) 26,681,053 shares of common stock issued in the Initial Closing.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,625,145 shares of common stock directly held by Ventures VI; (ii) 2,941,176 shares of common stock held directly by Ventures VII; and (iii) 302,770 shares of common stock directly held by Opportunities II.

Partners VI is the sole general partner of Ventures VI, Partners VII is the sole general partner of Ventures VII and Opportunities II GP is the sole general partner of Opportunities II. Schwab and Parmar are managing members of Partners VI, Partners VII and Opportunities II GP and share voting and dispositive power over, and may be deemed to beneficially own, the shares held by Ventures VI, Ventures VII and Opportunities II.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information in Item 3 is incorporated by reference herein.

In connection with the September 2025 Private Placement, the Issuer has entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the PIPE Investors at the Initial Closing, pursuant to which the Issuer has agreed to prepare and file, within 60 days of the Initial Closing and subject to certain allowable delays, an initial registration statement (the "Initial Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") to register for resale the Shares and, as applicable, the shares issuable upon exercise of the Pre-Funded Warrants, in each case that were issued in connection with the Initial Closing. If applicable, within 30 days of the Second Closing and subject to certain allowable delays, the Issuer will prepare and file a second registration statement (the "Second Registration Statement") with the SEC to register for resale the Shares and, as applicable, the shares issuable upon exercise of the Pre-Funded Warrants, in each case that were issued in connection with the Second Closing. The Issuer has agreed to use reasonable best efforts to cause the Initial Registration Statement or any Second Registration Statement and any amendments to promptly become effective, but in no event later than the earlier of (i) the 75th calendar day following the Initial Registration Statement or any Second Registration Statement filing date and (ii) the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the Initial Registration Statement or any Second Registration Statement, as applicable, will not be "reviewed" or will not be subject to further review.

The Issuer has agreed to use reasonable best efforts to keep the Initial Registration Statement or any Second Registration Statement, as applicable, continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the PIPE Investors of all of the Registrable Securities covered thereby at all times until the earliest to occur of the following events: (i) the date on which the PIPE Investors shall have resold all the Registrable Securities covered thereby; and (ii) the date on which the Registrable Securities may be resold by the PIPE Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 as promulgated by the SEC under the Securities Act ("Rule 144"), without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect. Certain cash penalties will apply to the Issuer in the event of registration failures, as described in the Registration Rights Agreement. The Issuer has granted the PIPE Investors customary indemnification rights in connection with the Registration Rights Agreement. The PIPE Investors have also granted the Issuer customary indemnification rights in connection with the Registration Rights Agreement.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which is filed with this report as Exhibit 99.3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Securities Purchase Agreement (incorporated by reference to Exhibit 101 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 10, 2025).

Exhibit 99.3 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on September 10, 2025).

## Signatures
- 5AM Ventures VI, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VI, LLC, its General Partner, By Andrew J. Schwab, Managing Member (09/11/2025)
- 5AM Partners VI, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (09/11/2025)
- 5AM Ventures VII, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VII, LLC, its General Partner, By Andrew J. Schwab, Managing Member (09/11/2025)
- 5AM Partners VII, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (09/11/2025)
- 5AM Opportunities II, L.P.: /s/ Andrew J. Schwab, By 5AM Opportunities II (GP), LLC, its General Partner, By Andrew J. Schwab, Managing Member (09/11/2025)
- 5AM Opportunities II (GP), LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (09/11/2025)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (09/11/2025)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (09/11/2025)